THE MERGER FUND

100 SUMMIT LAKE DRIVE

VALHALLA, NEW YORK 10595



SUPPLEMENT DATED DECEMBER 19, 1996

TO PROSPECTUS DATED FEBRUARY 7, 1996



Effective the date hereof, The Merger Fund (the "Fund") will maintain a segregated account consisting of cash, cash equivalents and liquid securities at all times when the Fund does not own, or have an unconditional right to receive, securities sold short. The segregated account will be equal in value to the securities sold short on a daily marked-to-market basis. Liquid securities shall include equity and debt securities which are listed on a national securities exchange, including securities traded on the NASDAQ National Market System.